UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___ )*



                               Redwood Trust Inc.
                        ---------------------------------
                                (Name of Issuer)


                               Common Stock $0.01
                       ---------------------------------
                         (Title of Class of Securities)


                                    758075402
                        ---------------------------------
                                 (CUSIP Number)


                                  April 1, 1998
                       ---------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [X] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758075402               13G                         Page 2 of 10 Pages



1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Martin Currie Ltd.


                                                                    (a)     [  ]
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



                                                                    (b)     [  ]
3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United Kingdom

                            5.   SOLE VOTING POWER
NUMBER OF                               1,017,000 shares
SHARES
BENEFICIALLY                6.   SHARED VOTING POWER
OWNED BY                                ----
EACH
REPORTING                   7.   SOLE DISPOSITIVE POWER
PERSON                                  1,017,000 shares
WITH
                            8.   SHARED DIPOSITIVE POWER
                                        ----

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,017,000 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [  ]
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                7.0%

12.  TYPE OF REPORTING PERSON*
                CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 758075402                13G                        Page 3 of 10 Pages



1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Martin Currie Investment Management Ltd.


                                                                    (a)     [  ]
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



                                                                    (b)     [  ]
3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                    United Kingdom

                            5.    SOLE VOTING POWER
NUMBER OF                               806,000 shares
SHARES
BENEFICIALLY                6.    SHARED VOTING POWER
OWNED BY                                ----
EACH
REPORTING                   7.    SOLE DISPOSITIVE POWER
PERSON                                  806,000 shares
WITH
                            8.    SHARED DISPOSITIVE POWER
                                        ----

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                806,000 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) ECLUDES                   [  ]
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                5.6%

12.  TYPE OF REPORTING PERSON*
                CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 758075402                13G                        Page 4 of 10 Pages



1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Martin Currie Inc.


                                                                    (a)     [  ]
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



                                                                    (b)     [  ]
3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York

                        5.   SOLE VOTING POWER
NUMBER OF                          211,000 shares
SHARES
BENEFICIALLY            6.   SHARED VOTING POWER
OWNED BY                           ----
EACH
REPORTING               7.   SOLE DISPOSITIVE POWER
PERSON                             211,000 shares
WITH
                        8.   SHARED DISPOSITIVE POWER
                                   ----

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                211,000 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) ECLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                1.5%

12.  TYPE OF REPORTING PERSON*
                IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                  ------------


Item 1(a)        Name of Issuer:
                 Redwood Trust Inc.

     1(b)   Address of Issuer's Principal Executive Offices:

                 591 Redwood Highway, Suite 3100
                 Mill Valley, CA  94941

Item 2(a)        Name of Person Filing:
                 Martin Currie Ltd.
                 Martin Currie Investment Management Ltd.
                 Martin Currie Inc.

     2(b)   Address of Principal Business Office or, if none, Residence:
                 Saltire Court
                 20 Castle Terrace
                 Edinburgh EH1 2ES
                 Scotland

     2(c)   Citizenship:
                 Martin Currie Ltd. -- United Kingdom
                 Martin Currie Investment Management Ltd. -- United Kingdom Martin Currie Inc. -- New York

     2(d)   Title of Class of Securities:
                 Common Stock $0.01

     2(e)   CUSIP Number:
                 758075402

Item 3 This Statement is filed pursuant to Rule 13d-1(c) with respect to Martin Currie Ltd. and Martin Currie Investment Management Ltd.

            This Statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E) with respect to Martin Currie Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item   4    Ownership:

            NOTE: This Statement is filed on behalf of Martin Currie Ltd., a corporation organized under the laws of the United Kingdom, and its wholly-owned subsidiaries, Martin Currie Investment Management Ltd., a corporation formed under the laws of the United

            Kingdom, and Martin Currie Inc., a corporation formed under the laws of the State of New York and an investment adviser registered under
            Section 203 of the Investment Advisers Act of 1940. As investment advisers to investment companies, institutions and individuals, Martin Currie Investment Management Ltd. and Martin Currie Inc. in some cases hold voting power and dispositive power over the shares of Redwood Trust Inc. reported in this statement and they may be deemed to be the beneficial owner of the shares of Redwood Trust Inc. held by such Advisory Clients pursuant to Rule 13d-3. As parent corporation to Martin Currie Investment Management Ltd. and Martin Currie Inc., Martin Currie Ltd. may be deemed to be the beneficial owner of the shares of Redwood Trust Inc. held by such Advisory Clients pursuant to Rule 13d-3.

     4(a)   Amount beneficially owned:
                    See item 9 of the cover pages (pp. 2 - 4).

     4(b)   Percent of Class:
                    See item 11 of the cover pages (pp. 2 - 4).

     4(c)   Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:
                             See item 5 of the cover pages (pp. 2 - 4).

            (ii) shared power to vote or to direct the vote:
                             ---------

            (iii) sole power to dispose or to direct the disposition of:
                             See item 7 of the cover pages (pp. 2 - 4).

            (iv) shared power to dispose or to direct the disposition of:
                             --------

Item   5    Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item   6    Ownership of More than Five Percent on Behalf of Another Person:
                             Martin Currie Investment Management Ltd. and Martin
                    Currie Inc., which are both wholly-owned subsidiaries of Martin Currie Ltd., are investment advisers to investment companies, institutions and individuals (the "Advisory Clients") and all shares of Redwood Trust Inc. reported in this Statement are owned by the Advisory Clients. Martin Currie Investment Management Ltd. and Martin Currie Inc. in some cases hold voting power and dispositive power over the shares of Redwood Trust Inc. reported in this Statement and they may be deemed to be the beneficial owner of the shares of Redwood Trust Inc. held by the Advisory Clients pursuant to Rule 13d-3. As parent corporation to Martin Currie Investment Management Ltd. and Martin Currie Inc., Martin Currie Ltd. may be deemed to be the beneficial owner of the shares of Redwood Trust Inc. held by such Advisory

                    Clients pursuant to Rule 13d-3. The Advisory Clients have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Redwood Trust Inc. reported in this Statement. No individual Advisory Client owns more than five percent of the class.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    Martin Currie Investment Managment Ltd. is a corporation organized under the laws of the United Kingdom.

                    Martin Currie Inc. is a New York corporation and is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940.

Item   8    Identification and Classification of Members of the Group:
                    Not Applicable.

Item   9    Notice of Dissolution of Group:
                    Not Applicable.

Item   10   Certification:

            By signing below the undersigned Martin Currie Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

            By signing below each of the undersigned Martin Currie Ltd. and Martin Currie Investment Management Ltd. certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                    MARTIN CURRIE LTD.


                                                    By:/s/ PJ Scott Plummer
                                                       -------------------------
                                                        Name:  PJ Scott Plummer
                                                        Title: Director

                                                    MARTIN CURRIE INVESTMENT
                                                    MANAGEMENT LTD.


                                                    By:/s/ PJ Scott Plummer
                                                       -------------------------
                                                        Name:   PJ Scott Plummer
                                                        Title:  Chairman


                                                     MARTIN CURRIE INC.


                                                     By:/s/ PJ Scott Plummer
                                                        ------------------------
                                                        Name:  PJ Scott Plummer
                                                        Title: President


APRIL 8, 1998

                                INDEX OF EXHIBITS
                                -----------------


Exhibit No.                  Exhibit
-----------                  -------

99 Joint Filing Agreement among Martin Currie Ltd., Martin Currie Investment Management Ltd. and Martin Currie Inc.